

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Barry Litwin
President and Chief Executive Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

> **Re: Systemax Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Response Dated June 19, 2020**
> **File No. 1-13792**

Dear Mr. Litwin:

　　We have reviewed your June 19, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Highlights from 2019, page 22

1.　　You state in your response to comment 1 that you disclose Average Day Sales (ADS) on a GAAP basis. We note you disclose the percentage increase in ADS on a constant currency basis on page 22 and ADS and the percentage increase in ADS on a constant currency basis on page 24. However, we are unable to locate your disclosure of ADS and the percentage increase in ADS on a GAAP basis. Please tell us where you disclose ADS and the percentage increase in ADS on a GAAP basis or revise your disclosure in future filings accordingly. Please refer to the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 104.06 found at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

You may contact Scott Stringer at 202-551-3272 or me at 202-551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services